VEON Publishes Annual Corporate Governance Report for Financial Year 2023 Amsterdam, 15 May 2024 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides connectivity and online services (“VEON” or the “Company”), today announces that it has published its Annual Corporate Governance Report, May 2024 (the “Report”) for the year ended 31 December 2023 on the Financial Results section of the Company’s website at https://www.veon.com/investors. The Report provides the Company’s stakeholders with essential information ahead of the 2024 Annual General Meeting of Shareholders scheduled for 31 May 2024, including a summary of our key accomplishments in 2023 and details of the Company’s corporate governance structure, the Board of Directors’ recommendation of nominees for appointment to the Company’s Board and an unaudited remuneration report for the Group for the year ended 31 December 2023. About VEON VEON is a global digital operator provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s timeline for publication of its annual report and compliance with Nasdaq listing requirements. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. There can be no assurance that the initiatives referred to above will be successful. VEON’s financial information presented in the Report are, unless otherwise stated, based on IFRS and have not been externally reviewed and audited. The financial information included in this Report is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein, including that used in the remuneration report, is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Contact information

VEON Investor Relations Faisal Ghori ir@veon.com